FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated May 7, 2009 regarding revisions of consolidated business forecasts for fiscal 2008 and extraordinary items on unconsolidated basis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date May 8, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

Hitachi Announces Revisions of Consolidated Business Forecasts for Fiscal 2008 and

Extraordinary Items on Unconsolidated Basis

Tokyo, May 7, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced revisions to the Company’s consolidated business forecasts for fiscal 2008, the year ended March 31, 2009, which were announced on February 3, 2009, due to recent business performance. The Company also announced plans to record extraordinary items on an unconsolidated basis. Details are as follows.

1. Revisions of Consolidated Business Forecasts for Fiscal 2008

(From April 1, 2008 to March 31, 2009)	(Millions of yen)

	Revenues	Operating income	Income (loss) before income taxes and minority interests	Income (loss) before minority interests	Net income (loss)
Previous forecast (A)	10,020,000	40,000	(380,000)	(710,000)	(700,000)
Revised forecast (B)	10,000,000	127,000	(290,000)	(795,000)	(788,000)
(B)-(A)	(20,000)	87,000	90,000	(85,000)	(88,000)
% change	(0.2)	217.5	—	—	—
Fiscal 2007 Ended March 31, 2008	11,226,735	345,516	324,782	52,619	(58,125)

Rationales

Fiscal 2008 operating income is expected to be better than the forecast issued on February 3, 2009 (hereinafter “previous forecast”) by 87.0 billion yen, due to improved performances, mainly in High Functional Materials & Components and Power & Industrial Systems segments. As a result, Hitachi expects income before income taxes and minority interests to be better than previously forecasted by 90.0 billion yen.

However, the Company anticipates that the global economic downturn will continue in 2009 and don’t expect a full recovery until 2010. For this reason, Hitachi has decided to completely write off deferred tax assets at companies subject to consolidated taxation, including the Company, corresponding to the increasing tax cost for fiscal 2009 and subsequent fiscal years. Accordingly, the Company anticipates that income taxes will be more than the previous forecast by 175.0 billion yen. And as a result, net loss is expected to be lower than the previous forecast by 88.0 billion yen.

2. Revisions of Consolidated Business Forecasts for Fiscal 2008 by Industry Segment

(1) Revenues by Industry Segment

(Billions of yen)

	Previous forecast (A) (February 3, 2009)	Revised forecast (B) (May 7, 2009)	((B)-(A))	Fiscal 2007
Information & Telecommunication Systems	2,630.0	2,594.0	(36.0)	2,761.1
Electronic Devices	1,160.0	1,151.0	(9.0)	1,293.5
Power & Industrial Systems	3,230.0	3,310.0	80.0	3,568.1
Digital Media & Consumer Products	1,270.0	1,261.0	(9.0)	1,504.6
High Functional Materials & Components	1,580.0	1,557.0	(23.0)	1,875.0
Logistics, Services & Others	1,070.0	1,090.0	20.0	1,271.4
Financial Services	400.0	412.0	12.0	445.4
Eliminations & Corporate items	(1,320.0)	(1,375.0)	(55.0)	(1,492.6)
Total	10,020.0	10,000.0	(20.0)	11,226.7

(2) Operating Income (Loss) by Industry Segment

(Billions of yen)

	Previous forecast (A) (February 3, 2009)	Revised forecast (B) (May 7, 2009)	((B)-(A))	Fiscal 2007
Information & Telecommunication Systems	169.0	176.0	7.0	116.1
Electronic Devices	28.0	27.0	(1.0)	54.0
Power & Industrial Systems	7.0	24.0	17.0	138.4
Digital Media & Consumer Products	(109.0)	(106.0)	3.0	(109.9)
High Functional Materials & Components	4.0	27.0	23.0	141.0
Logistics, Services & Others	16.0	23.0	7.0	27.8
Financial Services	15.0	10.0	(5.0)	25.4
Eliminations & Corporate items	(90.0)	(54.0)	36.0	(47.5)
Total	40.0	127.0	87.0	345.5

3. Extraordinary Items on Unconsolidated Basis

Hitachi plans to post extraordinary losses for structural reform of 186,828 million yen. This primarily includes charges for supporting and realigning affiliated companies in connection with business restructuring, realignment and integration of bases, and workforce downsizing designed to structurally improve consumer and automotive systems businesses. Hitachi also plans to post impairment losses in connection with this restructuring.

Moreover, the Company expects 185,232 million yen of extraordinary losses as write-downs of subsidiaries shares relating to shares of subsidiaries that have experienced a sharp drop in market price or actual price. Hitachi also anticipates write-downs of investment securities of 7,013 million yen relating to investment securities that have experienced a sharp decline in market price, as well as impairment losses of 6,138 million yen relating to fixed assets and other assets that have resulted in decreased profitability.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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